UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals, Inc.
File No. 1-33500 - CF#21902

Jazz Pharmaceuticals, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

Based on representations by Jazz Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5A	through March 31, 2018
Exhibit 4.5E	through March 31, 2018
Exhibit 10.66	through March 31, 2018
Exhibit 10.67	through July 31, 2008
Exhibit 10.69	through March 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Pamela Howell
Special Counsel